UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                    FORM 11-K

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                  For the fiscal year ended December 31, 2005

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                 For the transition period from _____ to _____

                         Commission file number 1-5742

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Rite Aid Services, L.L.C. 401(k) Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011

RITE AID SERVICES, L.L.C. 401(k) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2005 and 2004                                              2

   Statement of Changes in Net Assets Available for Benefits for
     the Year Ended December 31, 2005                                        3

   Notes to Financial Statements as of December 31, 2005 and 2004
     and for the Year Ended December 31, 2005                               4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End
      of Year) as of December 31, 2005                                       8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator and Participants of
Rite Aid Services, L.L.C. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid Services, L.L.C. 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Philadelphia, Pennsylvania

June 23, 2006

RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                         2005           2004

ASSETS:
  Participant-directed investments                   $2,662,281      $2,407,900
                                                     ----------      ----------
  Contributions receivable:
    Employer                                                224             214
    Employee                                              8,235           2,832
                                                     ----------      ----------

           Total contributions receivable                 8,459           3,046
                                                     ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $2,670,740      $2,410,946
                                                     ==========      ==========


See notes to financial statements.

RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                              $ 198,294
  Employer contributions                                                     10
  Net appreciation in fair value of investments                         115,881
  Investment income                                                      28,309
                                                                     ----------

           Total additions                                              342,494
                                                                     ----------

DEDUCTIONS:
  Benefit payments                                                       82,700
                                                                     ----------

           Total deductions
                                                                         82,700

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                           259,794

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year                   2,410,946
                                                                     ----------

NET ASSETS AVAILABLE FOR BENEFITS-End of year                        $2,670,740
                                                                     ==========


See notes to financial statements.

RITE AID SERVICES, L.L.C. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Rite Aid Services, L.L.C. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to participant accounts, if any.

      Effective October 1, 2004, T. Rowe Price Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. Prior to October 1, 2004, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      The Plan Administrator is preparing to merge an affiliated defined contribution plan, the Rite Aid Services, L.L.C. Union Pension Plan, into the Plan. The merger is expected to be completed by September 30, 2006.

      Participation--Each employee who is a member of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 614 becomes eligible to participate in the Plan after attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      Contributions--Each year a participant may elect to contribute up to 15% of the participant's pretax annual compensation as defined in the Plan. Participants age 50 and over may make additional pretax contributions as defined by the Plan. A participant may also contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. Effective June 16, 2001, the Plan Sponsor ceased making contributions to the Plan pursuant to a collective bargaining agreement dated May 27, 2001. Employees continue to contribute as described above; however, there is no Plan Sponsor match except for one-time contributions recorded pursuant to the operational failures described in Note 7 below.

      Two settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $1,296 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions to the Plan stemming from these settlement agreements.

      Investment Options--The Plan provides participants with the option of investing the participant's account balances in twenty-four funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in the participant's account, or installment payments as determined by the Plan Administrator.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to two outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

      Vesting--A participant is vested immediately in the participant's voluntary contributions, plus actual earnings (losses) thereon. Vesting in the Plan Sponsor's contributions made prior to June 16, 2001, is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor contributions upon the participant's death, disability or attainment of normal retirement age while employed, or the occurrence of a plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account becomes fully vested upon the participant's attainment of five years of service. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions. Forfeitures for the year ended December 31, 2005 were $705.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Stable Value Fund, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 877 and 480 shares of Company common stock at December 31, 2005 and 2004, respectively.

      On July 9, 2004, the Plan began to offer the Prudential Stable Value Fund ("SVF"), which is a trust product and is comprised of a group annuity insurance product issued by The Prudential Insurance Company of America ("Prudential") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. Prudential declares an effective annual interest rate at the beginning of each calendar quarter which is credited and compounded on a daily basis. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 4.84% for 2005. As of December 31, 2005 and 2004, the crediting interest rate was 4.77% and 4.86%, respectively.

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2005, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                            December 31
                                                    ---------------------------
                                                         2005          2004

      Prudential Stable Value Fund                   $1,128,720    $1,204,787
      Dodge & Cox Balanced Fund                         282,812       255,032
      T. Rowe Price Equity Index Trust                  261,141       266,920
      Northern Trust Global Advisors
         Large-Cap Growth Fund                          226,972       205,000


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                 Year Ended
                                                                December 31,
                                                                    2005

      Investments:
        Mutual Funds                                               $116,154
        Common Stock                                                   (273)
                                                                   --------

      Total net appreciation                                       $115,881
                                                                   ========

4.    TAX STATUS

      The Plan obtained its latest determination letter dated July 8, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review, in July 2001, the Plan Administrator submitted a Voluntary Correction Program ("VCP") filing with the IRS requesting a compliance statement and approval of the correction method for operational failures identified. On August 20, 2004, the Plan Administrator received a fully executed compliance statement containing IRS approval of the correction methods submitted. The Plan Sponsor completed all corrections in accordance with the compliance statement by January 2005, thereby eliminating exposure to penalties, taxes or disqualification by the IRS.

      Subsequent to the July 2001 filing, the Plan Administrator identified other operational failures in the Plan, including a failure to make certain deferral contributions. The Plan Administrator has not submitted a VCP filing with the IRS requesting a compliance statement and approval of the correction method for these additional operational failures identified in the Plan. The Plan Administrator expects to submit this VCP filing in 2006. The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS, therefore no provision for income taxes has been included in the Plan's financial statements. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Company.

                                     ******


RITE AID SERVICES, L.L.C. 401(k) PLAN

FORM 5500 - SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------


      Identity of Issue                   Description of Investment                      Value

 *   Rite Aid Corporation                   Company Stock Fund                       $    3,051
 *   T. Rowe Price                          Equity Index Trust                          261,141
 *   T. Rowe Price                          Retirement 2020                              82,292
 *   T. Rowe Price                          Retirement 2030                              58,649
 *   T. Rowe Price                          Retirement 2010                              56,839
 *   T. Rowe Price                          Retirement 2015                              38,771
 *   T. Rowe Price                          International Equity Index Fund              23,745
 *   T. Rowe Price                          Extended Equity Market Index Fund            13,632
 *   T. Rowe Price                          Retirement 2040                              11,044
 *   T. Rowe Price                          Retirement 2025                              10,342
 *   T. Rowe Price                          Retirement 2035                               1,328
 *   T. Rowe Price                          Bond Index Trust                                 97
     Prudential                             Stable Value Fund                         1,128,720
     Dodge & Cox                            Balanced Fund                               282,812
     Northern Trust Global Advisors         Large-Cap Growth Fund                       226,972
     Northern Trust Global Advisors         International Equity Fund                    87,003
     Northern Trust Global Advisors         Mid-Cap Fund                                 32,422
     Northern Trust Global Advisors         Large-Cap Value Fund                         28,749
     Northern Trust Global Advisors         Small-Cap Fund                               27,312
     Pimco                                  Total Return Fund                            82,122
     Vanguard                               Small-Cap Index Fund                         13,065
 *   Participant Notes                      Loan Fund**                                 192,173
                                                                                   ------------

                                                                                   $  2,662,281
                                                                                   ============
                                            TOTAL

*  Party-in-interest

** The loans range in interest rates from 5.0% to 9.5% and expire through 2021.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         RITE AID SERVICES, L.L.C. 401(k) PLAN


                         By: /s/ Theresa G. Nichols
                            -----------------------------------------
                            Theresa G. Nichols, not in her individual
                            capacity, but solely as an authorized signatory for the Employee Benefits Administration Committee

Date: June 29, 2006

                                  EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
23.1               Consent of Independent Registered Public Accounting Firm